November 3, 2004

Dear Stockholder:

       I am pleased to inform you that on October 19, 2004, Cox Communications, Cox Enterprises and subsidiaries of Cox Enterprises entered into a merger agreement. Under this merger agreement, Cox and a subsidiary of Cox Enterprises have commenced a tender offer to purchase all of the outstanding shares of Cox’s Class A common stock (“Shares”) for $34.75 per Share in cash.

       The tender offer is subject to a number of conditions, including that a majority of the Shares not held by Cox Enterprises, its subsidiaries and directors and executive officers of Cox Communications, be tendered and not withdrawn. If Shares are purchased in the tender offer, any Share not tendered will be acquired in a merger at the same $34.75 cash price per Share.

       A Special Committee comprised solely of independent directors of Cox Communications and the Cox Communications Board of Directors each unanimously has determined that the tender offer and the merger are fair to and in the best interests of Cox Communications and its public stockholders. We both recommend that stockholders accept the tender offer, tender their Shares in the tender offer and that all of the stockholders approve and adopt the merger agreement if submitted for their approval and adoption.

       The reasons for our recommendation, the background of this transaction and other important information are contained in the attached Solicitation/ Recommendation Statement on Schedule 14D-9. Also enclosed is an Offer to Purchase, as well as the related Letter of Transmittal and other important information. We urge you to read these materials carefully before deciding whether to tender your Shares.

Sincerely,

Janet M. Clarke
Chairman of the Special Committee
of the Board of Directors
of Cox Communications, Inc.